TITAN TRADING ANALYTICS INC.

2nd Floor East, 9735 – 42nd Avenue, Edmonton, Alberta, Canada  T6E 5P8

Telephone: (780) 438-1239  Fax: (780) 438-1249

TSX Venture Trading Symbol: TTA
NASD OTCBB Trading Symbol: TITAF

November 8, 2007

Titan Trading Analytics Inc. Operational Developments during Alpha Testing

EDMONTON, ALBERTA - (November 8, 2007) - Titan Trading Analytics Inc. (TSX VENTURE: TTA) (OTCBB: TITAF) ("Titan") and its wholly owned subsidiary, Titan Trading USA, are pleased to report several key operational developments.

The first development comes in the area of Titan’s Tick Analyst Charting Package reliability. A nightly maintenance script has been implemented that should resolve scheduling problems that were occurring in the alpha testing phase of the software. Further, an automated program has been created to control many tasks previously handled by human I.T. resources. Many of the types of errors encountered earlier in the testing phase associated with maintaining data properly will now be automatically monitored. This allows errors to be resolved more quickly and also frees resources.

Further developments include improvement in TOMS, Titan’s order management software. TOMS now has the new ability to do a partial exit when a trade is profitable by any of four threshold levels: T1, T2, T3, and T4. This improvement is critical for automated and black box trading. This will offer an added edge for both in-house future money management and external end-user functionality.

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, changing market conditions, and other risks detailed from time-to-time in the Company's ongoing filings. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events in this press release might not occur.

FOR FURTHER INFORMATION PLEASE CONTACT:
Titan Trading Analytics Inc.
Mr. Ken W. Powell
(780) 438-1239

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.